UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

Heartbeam, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

42238H108

(CUSIP Number)

Andrew D. Hudders, Esq.

Golenbock Eiseman Assor Bell & Peskoe LLP,

711 Third Avenue, New York, New York 10017

(212-907-7300)
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 20, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 42238H108

1)	NAME OF REPORTING PERSON
Public Ventures, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS	WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION	State of Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER	2,624,910[1]
	8)	SHARED VOTING POWER
	9)	SOLE DISPOSITIVE POWER	2,624,910[1]
	10)	SHARED DISPOSITIVE POWER

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,624,910[1]
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	9.41%
14)	TYPE OF REPORTING PERSON	BD

1.	Includes 1,562,666 shares of Common Stock issuable under a warrant issued by the Issuer, which is exercisable within 60 days. Also includes 3,911 shares of Common Stock held by Christopher A. Marlett Living Trust.

CUSIP NO.: 42238H108

1)	NAME OF REPORTING PERSON
Christopher A. Marlett Living Trust
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3)	SEC Use Only
4)	SOURCE OF FUNDS	WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER	3,911
	8)	SHARED VOTING POWER
	9)	SOLE DISPOSITIVE POWER	3,911
	10)	SHARED DISPOSITIVE POWER

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,911
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	Less than 1%
14)	TYPE OF REPORTING PERSON	OO

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Statement on Schedule 13D (“Schedule 13D”) relates are the shares of common stock, $0.0001 par value (the “Common Stock”) of Heartbeam, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 2118 Walsh Avenue, Suite 210, Santa Clara, California, 95050.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by Public Ventures, LLC, a Texas limited liability company (“Public Ventures”), and the Christopher A. Marlett Living Trust, (“Trust”). Each of the foregoing may be referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The Reporting Persons’ principal business address is 14135 Midway Road, Suite G-150,

Addison, TX 75001. The principal officer of Public Ventures is Christopher Marlett, who holds the position of Chief Executive Officer. The Trust is a self-directed trust of Mr. Christopher A. Marlett, the investments in which are directed by him.

(c) Public Ventures is a registered broker-dealer and investment firm. Mr. Christopher A. Marlett is the senior executive officer of Public Ventures. The Trust is a trust is a self-directed trust of Mr. Christopher A. Marlett.

(d) During the past five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Public Ventures is a limited liability company, formed under the laws of the State of Texas. The Trust is living trust formed in the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

The securities were acquired by the Reporting Persons through their respective working capital and investment funds, except for a warrant exercisable for 1,562,666 shares of Common Stock, dated May 2, 2023, which was issued to Public Ventures as an element of compensation for acting as placement agent in connection with the Issuer’s April 21, 2023 public offering of Common Stock that closed May 2, 2023.

ITEM 4.	PURPOSE OF TRANSACTION.

The securities were acquired for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Issuer. The Reporting Persons may from time to time take such actions with respect to its investment in the Issuer as they deem appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of the shares of Common Stock (or other securities of the Issuer); (ii) changing their current intentions with respect to any or all matters referred to in this Item 4; and/or (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Issuer. Any acquisition or disposition of the Issuer’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, and direct acquisitions from or dispositions to the Issuer.

At the date of this Schedule 13D, except as set forth in this Schedule 13D, the Reporting Persons do not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1940; or

(j) Any action similar to any of those actions enumerated above.

ITEM 5.	INTERESTS IN SECURITIES OF THE ISSUER.

(a) As of August 20, 2023, the Reporting Persons, together, beneficially owned 2,624,910 shares of the Issuer’s Common Stock, representing approximately 9.41% of the shares of the Issuer’s Common Stock issued and outstanding as of that date. The percentage is based on 26,311,904 shares issued and outstanding of the Issuer as of August 9, 2023.

(b) Public Ventures has the sole power to vote and to dispose of 2,620,999 shares of Common Stock, which amount includes the 1,562,666 shares of Common Stock underlying the warrant issued on May 2, 2023 by the Company to Public Ventures as part of the underwriters compensation for its services as a placement agent for the public offering of Common Stock consummated on May 2, 2023. The shares of Common Stock held by Public Ventures represent 9.40% of the issued and outstanding Common Stock of the Issuer.

The Trust, pursuant to the direction of Mr. Christopher A. Marlett, has the sole power to vote and dispose of 3,911 shares of Common Stock. These shares were acquired in a market purchase in May 2023. The shares of Common Stock held by the Trust represent less than 1% of the issued and outstanding Common Stock of the Issuer.

(c)	Not applicable.

(d)	Not applicable

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See the Form of Warrant dated May 2, 2023, issued to Public Ventures, filed as Exhibit 4.13 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-269717), as filed with the Securities and Exchange Commission on April 17, 2023, which is incorporated herein by reference.

On August 20, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

1.	99.1 – Form of Warrant dated May 2, 2023, issued to Public Ventures, LLC, filed as Exhibit 4.13 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-269717), as filed with the Securities and Exchange Commission on April 17, 2023, which is incorporated herein by reference.

2.	99.2 – Joint Filing Agreement, dated August 20, 2023, filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: August 28, 2023	Public Ventures, LLC

	By:	/s/ Christopher Marlett
	Name:	Christopher Marlett
	Title:	Authorized Officer